Filed by IHS Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: IHS Inc.

(Commission File No. 001-32511)

VIDEO TRANSCRIPT

IHS Chairman and CEO Jerre Stead interviewed by IHS Sr Director-Corporate Communications Jo Solonika

on April 25, 2016

FINAL – 10 May 2016

Subject: IHS Markit Merger planning update to IHS colleagues

Jerre – Jo it is great to be here and I must say it is timely cause we got so much to cover.

Jo – We do, we do. It’s been about a month since the announcement of the merger, um, what’s been happening since then?

Jerre – A lot. Very pleased with the progress. Since we made that announcement we have been to our top thirty plus shareowners, we have talked to hundreds of customers and actual thousands of colleges around the world. One to explain what it is all about; two to start to get ourselves positioned after close which I hope is end of July, mid-August that we will be able to be on the ground running hard. We have been looking at, we have got teams put together to look at the revenue synergies. Very exciting, there is so much up siding that so great ideas. We have got cost synergies analysis well underway. Perhaps most importantly what we are trying to do is make sure that like I said that we are on the ground running hard when we close but also knowing what we have got to get accomplished for the balance of ’16 and ’17 and ’18. The feedback though has been so interesting from the outside world there I actually had a guy Vice Chairman of Barclays who I respect a great deal write to me saying was the deal of the century. So far now we’ve got to prove (we, all of us) around the world of IHS and Markit have to prove that that’s true but it is very exciting. The more I work with our Markit partners the more I see the synergies, the more I see what’s most important to me outside, to focus with customer, great respect for people, really all the values we live by.

Jo – How is the integration planning going and who is running the integration for IHS?

Jerre – I am right now. You know when we are done and closed Lance will be our President and he’ll run the integration worldwide and do a great job. I will come back on… who else will be helping on that. Lance will be joining our Leadership Team and it is going to be so fun to see that progress. We have started to select people that will work full time on projects. Now right now in each of the support service areas we have had teams partnering with each other. We have also looked today, Lance and one of his folks, Todd Hyatt and I listened to two potential partners from the outside that would run the CMO, the, if you will, the integration office. We will make that decision in the next week or two. It’s a huge job. Markit’s doing an incredible job right now of converting from international accounting standards to our US GAAP standards. Huge job to do that’s actually pacing the time of when we will be able to file our proxy with the SEC to get that running. We did get early approval last week on anti-trust. We didn’t expect it but got that out so good progress everywhere.

Jo – Good and this is very exciting news and what a great move for IHS and Markit customers and colleagues. For now, what should colleagues be focused on?

Jerre – That is so important Jo cause you all know this but every quarter is important. The balance of the year is always important more than ever before because people are now watching us you know this has changed the view of our company and Markit. We’re suddenly a $14 1⁄2 -15 billion market cap company which is very exciting and what that means is we are in the very upper like echelon of global companies therefore. Because of that there is just a huge focus on how are you doing, what are you going to deliver, how are things going so more customer focus outside–in than ever before. Remember we also critical, inside customers meaning you and me, you’re my customer making sure we do this right and then equally critical to me is delivering the results we are committed to. I am very proud of the progress. We still got the two things going on energy continuing improving some but continuing to be a huge global challenge and transportation. Just hitting the ball out of the park, and EMS is too, so I am just very proud of the progress but I always say focus and again when you are looking at things remember think about simplifying, focusing and executing. That’s what we have done really well in the last year and we’ll do better than ever before. Last thing I would suggest anytime you get a question on anything at all about the integration and the merger of equals etc., please send it to Ed Mattix, you Jo, or me so we can keep answering it cause it is critical that we know what everybody is thinking, but at the end of the day just keep doing what you doing better than ever before.

Jo – Is there anything else you would like to share with colleagues?

Jerre – How proud I am of everybody. It is a very exciting time, like you said Jo, but I am very proud of everybody in this company, what we’re accomplishing and most excited about what we’ll accomplish in the future.

Jo – Sounds great. Thank you so much.

Jerre – Thank you.

Where You Can Find Additional Information

In connection with the proposed transaction, on May 10, 2016 Markit filed with the Securities and Exchange Commission (the “SEC”) a preliminary registration statement on Form F-4 that includes a joint proxy statement of IHS and Markit. These materials are not final and may be amended. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the preliminary materials filed on May 10, 2016 and the definitive versions of these materials and other documents filed with the SEC (when available) by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS and Markit at the following:

IHS	MARKIT

15 Inverness Way East	4th Floor, Ropemaker Place,
Englewood, CO 80112	25 Ropemaker Street, London England EC2Y 9LY
Attention: Investor Relations	Attention: Investor Relations
+1 303-397-2969	+44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 27, 2015, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the preliminary registration statement on Form F-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the preliminary registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.